SE ... OMMISSION
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AI 10028372 EPORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52256

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Marathon Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Lakeside Drive, Suite 210
(No. and Street)

Bannockburn	Illinois	60015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Braasch — 847-574-2670
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Braasch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the company of Marathon Capital Markets, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert Braasch
Signature

Principal Secy Treas
Title

Marilyn J. Einspar
Notary Public

OFFICIAL SEAL
MARILYN J. EINSPAR
NOTARY PUBLIC - STATE OF ILLINOIS
My Commission Expires May 1, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Managers
Marathon Capital Markets, LLC

We have audited the accompanying statement of financial condition of Marathon Capital Markets, LLC (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Marathon Capital Markets, LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

Marathon Capital Markets, LLC

Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	318,390
Certificates of deposit		803,721
Receivable from client		356,464
Total assets	$	1,478,575
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	10,465
Due to Marathon Capital, LLC		628,652
		639,117
Member's equity		839,458
Total liabilities and member's equity	$	1,478,575

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Marathon Capital Markets, LLC (the Company) was organized in the State of Delaware and is a wholly owned subsidiary of Marathon Capital, LLC (the Parent). On January 1, 2009, the Company commenced business as Marathon Capital Markets, LLC, a Delaware limited liability company having changed its corporate form from a New York State Corporation (previously doing business as Marathon Capital Markets, Inc.). The Parent is the sole member of the Company and the operating agreement provides, among other things, that the term of the Company shall be perpetual until the Company is dissolved by the Parent.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities include investment banking and related advisory services, primarily involving private placement offerings, and retail brokerage services. The Company clears retail transactions on a fully-disclosed basis through another broker-dealer.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Investment banking fees and related expenses are recognized at the time the offering is substantially complete and the income is reasonably determinable. Advisory fees and related direct expenses are recorded on an accrual basis as services are provided.

Receivable from client: Accounts receivable is stated at the amount management expects to collect from services rendered, maintained in a Canadian escrow account not under the control of the Company. No allowance was deemed necessary against the balance as full collection was received subsequent to year-end, less a reduction for a foreign currency adjustment.

Foreign currency translation: The Company's functional currency and reporting currency is the United States dollar. Monetary assets and liabilities denominated in Canadian dollars are translated into United States dollars using the rate of exchange in effect at the end of the year. All transactions denominated in Canadian dollars are translated into United States dollars at the exchange rates in effect at the transaction date.

Fair value of financial instruments: Certificates of deposit are presented in the financial statements at fair value.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state tax purposes. The Company does not file any tax returns, but its taxable income is reported as part of the Parent's tax returns. The Company has a tax sharing agreement with the Parent where it reimburses the Parent for federal, state, and local income taxes incurred from the results of the Company's operations in the Parent's consolidated tax returns.

The Financial Accounting Standards Board (FASB) provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Parent's consolidated tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Since the Company is treated as a disregarded entity for federal and state tax purposes, management has determined that there are no material uncertain tax positions that impact the Company's financial statements through December 31, 2009.

Recent accounting pronouncements: The Company follows accounting standards set by the FASB. The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. In June 2009, the FASB issued *Accounting Standards Codification* ™ (Codification) which is the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification does not change U.S. GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. One level of authoritative GAAP exists, other than guidance issued by the SEC. All other accounting literature excluded from the Codification is considered non-authoritative. The Codification was made effective by the FASB for periods ending on or after September 15, 2009. These financial statements reflect the guidance in the Codification.

Note 2. Fair Value Measurements

As described in Note 1, the Company records its investments at fair value. Guidance provided by FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. The type of investments included in Level 1 includes listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through use of models or other valuation methodologies. The Company's certificates of deposit fall under this level in the hierarchy.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

The Certificate of Deposit of $803,721 is valued with Level 2 inputs, primarily contractual terms.

Note 3. Certificates of Deposit

The certificates of deposit held by the Company have variable rates based on the 90-day T-Bill rate with maturities and interest rates as follows:

February 20, 2010, 1.20%	$	126,130
November 2, 2010, 1.20%		677,591
	$	803,721

Note 4. Investment Banking Fees

One client represented approximately 61 percent of total revenue earned for the year ended December 31, 2009.

Note 5. Related-Party Transactions

Pursuant to a service agreement between the Parent and the Company, the Company is billed for commission payments and other transactional support costs due under client engagements. In addition, the Company pays a monthly fee to the Parent whereby the Parent provides, among other things, office space and administrative support.

As of December 31, 2009, the Company has a payable of $628,652 to the Parent for estimated income taxes and management fees.

Note 6. Off-Balance-Sheet Risk and Concentration of Credit Risk

Off-balance-sheet risk: Client securities transactions are introduced to and cleared through another broker-dealer on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its clients in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its client activities by requiring clients to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and clients may be required to deposit additional collateral, or reduce positions, where necessary.

Concentration of credit risk: The Company maintains deposits in a bank in amounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in this account. Management believes the Company is not exposed to any significant credit risk on cash.

Note 7. Net Capital Requirements

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2009, the company had net capital and a net capital requirement of approximately $482,000 and $100,000, respectively. The net capital rule may effectively restrict the payment of dividends.

Note 8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 9. Subsequent Events

The Company evaluated subsequent events through February 26, 2010, the date that these financial statements were issued.

Marathon Capital Markets, LLC

Statement of Financial Condition
December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

McGladrey & Pullen
Certified Public Accountants

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Board of Managers
Marathon Capital Markets, LLC
2801 Lakeside Drive
Bannockburn, Illinois 60015

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Marathon Capital Markets, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting the following:

Total revenue per the audited financial statements for the year ended December 31, 2009	$7,343,137
Less: revenue reported on the FOCUS reports for the period from Janaury 1, 2009 to March 31, 2009	779,966
	6,563,171
Difference (a)	202,047
Total revenue per form SIPC-7T for the period April 1, 2009 to December 31, 2009	$6,765,218

(a) Management has informed us that this difference represents the reimbursed client expenses remitted to the parent company.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences. (Management has informed us of adjustments totaling $502,022, comprisedof $202,047 of reimbursed client expenses remitted to the parent company and $299,975 of consulting revenue excludable for SIPC-7T calculation purposes).

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

February 26, 2010
Chicago, Illinois

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

SIPC-7T
(29-REV 12/09)

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

52256 FINRA Jun-09

MARATHON CAPITAL MARKETS, LLC

2801 LAKESIDE DRIVE

BANNOCKBURN IL 60015

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Howard Spindel 212-509-7800

2. A. General assessment (item 2e from page 2 but not less than $150 minimum) $ 15,660

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (5,303)

1/09/09 and 08/04/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 10,357

E. Interest computed on late payment (see instructions E) for ------- days at 20% per annum -

F. Total assessment and interest due (or overpayment carried forward) $ 10,357

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 10,357

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

MARATHON CAPITAL MARKETS, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 10th day of February, 20 10.

FINOP
(Title)

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending December 31, 2009
Eliminate cents

Item No.		Amount
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,765,218
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
	(2) Net loss from principal transactions in securities in trading accounts.	-
	(3) Net loss from principal transactions in commodities in trading accounts.	-
	(4) Interest and dividend expense deducted in determining item 2a.	-
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
	(7) Net loss from securities in investment accounts.	-
	Total additions	-
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	-
	(2) Revenues from commodity transactions.	-
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
	(4) Reimbursements for postage in connection with proxy solicitation.	-
	(5) Net gain from securities in investment accounts.	-
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
	(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
	Expense reimubursement, fee for market test and Interest income on Money Market Account	501,183
	(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
	Enter the greater of line (i) or (ii)	-
	Total deductions	501,183
2d.	SIPC Net Operating Revenue	$ 6,264,035
2e.	General Assessment @ .0025	$ 15,660

(to page 1 but not less than $150 minimum)